Exhibit 99.1

Descartes Acquires QuestaWeb
Adds Foreign Trade Zone Capabilities to the Global Logistics Network

WATERLOO, Ontario, March 1, 2021 (GLOBE NEWSWIRE) -- Descartes Systems Group (TSX:DSG) (Nasdaq:DSGX), the global leader in uniting logistics-intensive businesses in commerce, announced that it has acquired QuestaWeb, a leading provider of foreign trade zone (FTZ) and customs compliance solutions.

Headquartered in the US, QuestaWeb provides cloud-based customs and regulatory compliance solutions.  QuestaWeb’s market leading FTZ solution allows logistics services providers (LSPs) and importers to automate processes and comply with US Customs and Border Protection (CBP) regulatory requirements for operating a foreign trade zone in the US. The FTZ solution can be operated as a standalone module or as part of the company’s wider platform that helps importers and LSPs manage the lifecycle of shipments.

“In today’s complex and dynamic regulatory environment, technology is crucial to ensure that supply chains are compliant and efficient at each step along the way,” said Ken Wood, EVP Product Management at Descartes. “The addition of QuestaWeb’s FTZ solution brings an important capability to our Global Logistics Network and will help our customers manage the entire foreign trade zone process, allowing them to minimize duties, fees and taxes while remaining compliant with CBP regulations.  We’re also looking forward to integrating QuestaWeb’s solutions with our forwarder and customs broker back-office platform, helping LSPs accelerate their digital transformation with innovative capabilities such as the Descartes Kontainers online booking tool.”

“Descartes continues to invest in complementary solutions that will help our customers manage the complete lifecycle of shipments,” said Edward J Ryan, Descartes’ CEO. “We’re looking forward to working with the QuestaWeb customers, partners and team of domain experts to continue to help the logistics community navigate the complexities of the global trade landscape in an efficient, secure and compliant way.”
QuestaWeb is headquartered in Clarke, New Jersey. Descartes acquired QuestaWeb for approximately $US 36 million, satisfied from cash on hand.

About Descartes Systems Group

Descartes (Nasdaq:DSGX) (TSX:DSG) is the global leader in providing on-demand, software-as-a-service solutions focused on improving the productivity, performance and security of logistics-intensive businesses. Customers use our modular, software-as-a-service solutions to route, schedule, track and measure delivery resources; plan, allocate and execute shipments; rate, audit and pay transportation invoices; access global trade data; file customs and security documents for imports and exports; and complete numerous other logistics processes by participating in the world's largest, collaborative multimodal logistics community. Our headquarters are in Waterloo, Ontario, Canada and we have offices and partners around the world. Learn more at www.descartes.com.

The Descartes Systems Group Inc. |TSX: DSG |NASDAQ: DSGX | 120 Randall Drive, Waterloo, Ontario, N2V 1C6, Canada

Toll Free 800.419.8495 |Int‘l 519.746.8110 | info@descartes.com | www.descartes.com

Global Investor Contact
Laurie McCauley
+1-519-746-6114 x202358
investor@descartes.com

Cautionary Statement Regarding Forward-Looking Statements

This release contains forward-looking information within the meaning of applicable securities laws ("forward-looking statements") that relate to Descartes' acquisition of QuestaWeb and its solution offerings; the potential to provide customers with cloud-based customs and regulatory compliance solutions; the potential to combine QuestaWeb’s solution offerings with other products and services of Descartes’; the continued requirement for government mandated customs and regulatory compliance filings; other potential benefits derived from the acquisition and QuestaWeb’s solution offerings; and other matters. Such forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the expected future performance of the QuestaWeb business based on its historical and projected performance as well as the factors and assumptions discussed in the section entitled, "Certain Factors That May Affect Future Results" in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada including Descartes most recently filed management's discussion and analysis. If any such risks actually occur, they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Forward-looking statements are provided for the purposes of providing information about management's current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based, except as required by law.

The Descartes Systems Group Inc. |TSX: DSG |NASDAQ: DSGX | 120 Randall Drive, Waterloo, Ontario, N2V 1C6, Canada

Toll Free 800.419.8495 |Int‘l 519.746.8110 | info@descartes.com | www.descartes.com